     Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Six months ended
	June 30,
	2007	2006
Earnings:
Income from continuing operations before income taxes	$100,064	$83,183
Add fixed charges (from below)	78,551	57,224

	178,615	140,407

Fixed charges:
Interest expense:
Corporate	$70,145	$48,267
Amortization of deferred financing costs	3,617	5,070
Implicit interest in rental expense	4,789	3,887

Fixed charges	$78,551	$57,224

Ratio (earnings divided by fixed charges)	2.27	2.45